Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 NASDAQ ticker symbol: KGEI TSX ticker symbol: KEI

For Immediate Release

Kolibri Global Energy Inc. Revocation of Management Cease Trade Order

Thousand Oaks, CALIFORNIA, May 3, 2024 – Kolibri Global Energy Inc. (the “Company”) announces that, further to the Company’s news released date May 2, 2024, the Company has completed the filing of the Company’s annual information form, annual audited financial statements, management’s discussion and analysis and related officer certifications for the financial year ended December 31, 2023 (the “Annual Filings”). Accordingly, the management cease trade order issued by the British Columbia Securities Commission on April 3, 2024 under National Policy 12-203 – Management Cease Trade Orders has been revoked and is no longer in effect.

Copies of the Annual Filings are available on the Company’s profile on SEDAR+ at www.sedarplus.ca.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

Further Information

Kolibri Global Energy Inc.

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com